May 26, 2011
VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E. Stop 4631
Washington, D.C. 20549
Attn:  John Hartz, Senior Assistant Chief Accountant

Re:          GenCorp Inc.
Form 10-K for the Fiscal Year ended November 30, 2010
Form 10-Q for the Fiscal Quarter ended February 28, 2011
Schedule 14A filed on February 17, 2011
File No. 1-1520

Ladies and Gentlemen:

We received your letter dated May 5, 2011 including comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced documents filed by GenCorp Inc. (the “Company”).  For your convenience, we have included the Staff comments in the body of this letter and have provided responses thereto immediately following each comment.

FORM 10-K FOR THE YEAR ENDED NOVEMBER 30, 2010

Item 8 – Consolidated Financial Statements and Supplementary Data, page 54

Note 1 – Summary of Significant Accounting Policies, page 59

Out of Period Adjustments, Page 59

1.
We note your response to prior comment 6 in our letter dated March 16, 2011.  We note that you recorded a full valuation allowance on your net deferred tax assets during the second quarter of fiscal 2004.  We note that AMT credits do not expire.  Please advise us regarding the expiration of California R&D Credits. Considering this, it is unclear to us why you believe the full valuation of such DTAs was appropriate prior to 2008. Please advise.

During fiscal 2002, the Company recorded a deferred tax asset ("DTA") related to U.S. federal alternative minimum tax ("AMT") tax credits.  During the second quarter of fiscal 2004, the Company recorded a full valuation allowance on its net DTAs, which included the DTA related to AMT tax credits, after considering the impact of its tax planning strategy.  As AMT tax credits do not expire, we should not have recorded a valuation allowance on the DTA related to AMT tax credits.  However, the correction of this misstatement does not have an impact on the Company's financial statements in years prior to 2008.  To clarify, prior to the fourth quarter of fiscal 2008, the Company had relied upon a prudent and feasible tax planning strategy approved by the Company's Board of Directors which allowed the Company to realize DTAs of an amount that approximated its long-lived deferred tax liabilities.  The tax planning strategy allowed DTAs arising from the accrual of environmental remediation costs to be realized so long as a cash transfer was made to a qualified settlement fund to satisfy said liability.  Due to the Company's history of losses, the value of the Company's tax planning strategy was limited to the lesser of (i) the amount of cash the Company was willing to advance to a qualified settlement fund; or (ii) the balance of its long-lived deferred tax liabilities.  As a result of this limitation, the Company could only recognize (i) DTAs in an amount which would approximate the Company's net long-lived deferred tax liabilities (i.e., zero net deferred taxes); or (ii) a net long-lived deferred tax liability (known as a "naked credit").  Therefore, in years prior to 2008, reduction in the valuation allowance on the DTA related to AMT tax credits would have resulted in an offsetting adjustment to the value of the tax planning strategy resulting in a net deferred tax balance of zero.  As a result, it is only when the tax planning strategy became no longer prudent and feasible that the correction of the misstatement had an impact on the Company's financial statements.

Securities and Exchange Commission
May 26, 2011

In the fourth quarter of fiscal 2008, due to the tightening of the credit markets and other considerations, the tax planning strategy ceased to be prudent and feasible, and the Company recorded a full valuation allowance on its DTAs, without consideration of the long-lived nature of the DTA related to AMT tax credits.  Given the indefinite-lived nature of the DTA related to AMT tax credits, the Company should not have recorded a DTA valuation allowance on the AMT tax credits during the fourth quarter of 2008 or when the DTA subsequently increased in fiscal 2009 and during the first quarter of fiscal 2010.

California Research & Development credits do not expire and can be carried forward indefinitely (per California Revenue & Taxation Code Section 23609(f)), and therefore, we should not have recorded a valuation allowance. For the same reason(s) noted above, there was no impact on periods prior to fiscal 2008.

2.
In addition, please provide us with a table that clearly shows the actual reported amounts and the as–if corrected amounts of the affected income statement line items for fiscal 2008, 2009, 2010 and each quarterly period within those years.  The corrections should be for the combined impact of the AMT and California R&D credits errors, excluding the impact of other unadjusted items.

Attached as Appendix A, please find a summary table that presents the actual reported amounts and the as-if corrected amounts of the affected income statement line items for fiscal 2008, 2009, 2010 and each quarterly period within those years.  The corrected amounts represent the combined impact of the AMT and California R&D credits errors, excluding the impact of other unadjusted items.

Exhibit Index, page 128

3.
We note your response to comment 15 in our letter dated March 16, 2011; however, we reissue the comment.  It does not appear that you filed the full Credit Agreement, dated June 21, 2007, with your most recent Form 10-Q filed on April 8, 2011.  Additionally, we note that you did not include Exhibit A when you filed the Second Amendment to the Credit Agreement as an exhibit to your Form 8-K, filed on March 19, 2010.  Please file both credit agreements in full, with all applicable schedules and exhibits, with your next Exchange Act filing.

The Company advises the Staff that the Company filed the full Credit Agreement, dated June 21, 2007, in its first Exchange Act filing subsequent to receiving your letter dated March 16, 2011.  The full Credit Agreement, dated June 21, 2007, including all the applicable schedules and exhibits, was filed as Exhibit 10.2 in our Form 8-K filed April 5, 2011.  Additionally, the Company advises the Staff that it will file the Second Amendment to the Credit Agreement, including Exhibit A, in its next Exchange Act filing.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
FILED FEBRUARY 17, 2011

Compensation Discussion and Analysis, page 26

Compensation Elements, page 27

4.
We note your response to comment 18 in our letter dated March 16, 2011; however, we reissue the comment in part.  In future filings, please disclose the fees earned by the compensation consultant in accordance with Item 407(e)(3)(iii)(A) of Regulation S-K.

The Company advises the Staff that Item 407(e)(3)(iii)(A) of Regulation S-K states that if compensation consultants engaged by the compensation committee to provide advice or recommendations on executive and director compensation also provide additional services to the registrant in an amount in excess of $120,000 during the fiscal year, then the fees for such advice on executive and director compensation and additional services must be disclosed.  In fiscal 2010, the fees for additional services performed by the Company’s compensation consultants were under $120,000.  In future filings, the Company will disclose all fees earned by its compensation consultants in accordance with Item 407(e)(3)(iii)(A) of Regulation S-K.

Securities and Exchange Commission
May 26, 2011

Annual Cash Incentive Program, page 27

5.
We note your response to comment 21 in our letter dated March 16, 2011.  Please explain to us supplementally how you determined the base salaries included in the chart on page 25 of your response.  We note that these base salaries do not correspond to the base salaries included in your Summary Compensation Table on page 34 of your proxy statement.

The Company advises the Staff that the annual cash incentive award is calculated based on the pay rate in effect at the end of the fiscal year as shown in the table on page 25 of our previous response.  In the Summary Compensation Table on page 34 of the Company’s proxy statement, the salary column is the salary actually earned in each fiscal year reported.  Factors that contributed to the differences in these two tables are as follows: (i) not being employed by the Company for the entire fiscal year; and (ii) pay rate changes during the fiscal year.  The salary differences for each Named Executive Officer are described below:

•
Scott J. Seymour started his employment with the Company on January 6, 2010 at a pay rate of $550,000 per year.  The fiscal year began on December 1, 2009.  Mr. Seymour’s salary of $495,529 per the Summary Compensation Table on page 34 of the Company’s proxy filing reflects approximately 11 months of service at a pay rate of $550,000 per year.

•
Kathleen E. Redd received a pay raise in April 2010 to a pay rate of $336,000 per year.  Ms. Redd’s salary of $324,969 for fiscal year 2010 per the Summary Compensation Table reflects approximately four months at her former pay rate of $300,000 per year and eight months at the new pay rate of $336,000 per year.

•
Richard W. Bregard received a pay raise in April 2010 to a pay rate of $222,166 per year and also received a pay raise in July 2010 to a pay rate of $234,007 per year.  Mr. Bregard’s salary of $225,890 for fiscal year 2010 per the Summary Compensation Table reflects approximately four months at his former pay rate of $214,316 per year, three months at a pay rate of $222,166 per year, and five months at a pay rate of $234,007 per year.

•
Chris W. Conley received a pay raise in April 2010 to a pay rate of $224,900 per year.  Mr. Conley’s salary of $222,119 for fiscal year 2010 per the Summary Compensation Table reflects approximately four months at his former pay rate of $214,248 per year and eight months at the new pay rate of $224,900 per year.

Long-Term Incentives, page 29

6.
We note your response to comment 22 in our letter dated March 16, 2011.  We note that you have not disclosed your performance targets as requested because they are based on confidential projections and forecasts.  Please provide your analysis supplementally as to how you would be competitively harmed if the specific performance goals or targets for the long-term incentive plan were disclosed, using the standard that would apply if you were requesting confidential treatment of information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2.  In future filings, please disclose the threshold, target, and maximum performance levels for each performance goal and the corresponding payout levels.  See Item 402(b)(2)(v) and (vi) of Regulation S-K.  In the event that you determine that disclosure of future target levels would result in competitive harm to the company pursuant to Securities Act Rule 406 or Securities Exchange Act Rule 24b-2, please discuss in future filings how difficult it will be for you to achieve the undisclosed target levels.  Please refer to Instruction No 4 to Item 402(b).

The Company respectfully advises the Staff that it has not disclosed specific financial performance targets and future payout levels under its long term incentive plan (the “LTIP”) because it believes these targets and payout levels involve confidential commercial and financial information, the disclosure of which would result in competitive harm to the Company and may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission
May 26, 2011

Instruction 4 to Item 402(b) of Regulation S-K provides that companies are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors if the disclosure would result in competitive harm.  The standard to use when determining whether disclosure would cause competitive harm is the same standard applicable to requests for confidential treatment pursuant to Rule 406 promulgated under the Securities Act of 1933, as amended, and Rule 24b-2 promulgated under the Securities and Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder.  Exemption 4 exempts from disclosure “trade secrets and commercial or financial information obtained from a person and privileged or confidential.”

Information is “commercial” if it relates to commerce or has been compiled in pursuit of profit.  See, American Airlines, Inc. v. National Mediation Board, 588 F.2d 863, 870 (2d Cir. 1978).  The specific performance targets and future payout levels constitute “commercial” information since such targets and levels are developed in pursuit of increasing profits.  The performance targets also relate to future projections of financial conditions, which are “financial” in nature.  See, Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.D.C. 1986).  The Company, being a corporation, is a “person” as defined in 5 U.S.C. § 552(b).  Thus, we need only show that the information requested is “confidential” in order to qualify for Exemption 4.

Although the statute does not define the word “confidential,” Exemption 4 has been construed by several courts and these courts have provided guidance regarding the meaning of “confidential.”  The principal recent case is Critical Mass Energy Project v. NRC, 975 F.2d 871 (D.C. Cir. 1992), cert. denied, 113 S. Ct. 1579 (1993) (“Critical Mass”), where, for situations involving required disclosure, the court in an en banc decision re-affirmed the long-standing two-part Exemption 4 confidentiality test as first articulated in National Parks and Conservation Association v. Morton, 498 F.2d 765, 766 (D.C. Cir. 1974) (“Morton”).  This test defines as confidential “any financial or commercial information whose disclosure would be likely either (1) to impair the Government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.”  Critical Mass, 975 F.2d at 878 (quoting Morton, 498 F.2d at 770).  In order to show the likelihood of substantial competitive harm, “no actual adverse effect on competition need be shown” but rather the decision maker is to “exercise its judgment in view of the nature of the material sought and the competitive circumstances” in which the disclosing person does business.  National Parks and Conservation Association v. Kleppe, 547 F.2d 673, 683 (D.C. Cir. 1976).  Actual competition and the likelihood of substantial competitive injury is all that need be shown.”  Gulf & W. Indus. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979).

The performance targets under the LTIP are based on the Company’s achievement of certain financial measures, including sales, EBITDA and asset utilization targets for restricted stock grants and Economic Value Added targets for stock option grants.  Such targets are derived from our highly confidential internal annual operating plan and the internal goals and objectives contained therein.  Our operating plan is not released or disclosed to the public.  Rather, we undertake significant measures to protect this information from inadvertent disclosure by, among other things, restricting the persons who have access to the information to those selected individuals who have a need to know the information, and limiting those individuals to persons who have obligations to the Company not to disclose the information in an unauthorized manner.  For the reasons set forth below, we believe that disclosure of specific performance targets and payout levels would cause substantial harm to our competitive position.

Securities and Exchange Commission
May 26, 2011

We believe that disclosure of the specific targets to be achieved under the LTIP could be used by our competitors to unfairly compete with us, which would clearly be harmful to our business and our future operations.  For example, disclosure of specific performance targets would offer insight into the Company’s confidential operating plan which would enable our competitors to measure the Company’s performance against the plan to determine what portions of the Company’s (or our competitors’) products or geographic regions are most vulnerable to competition. Then, competitors could use our performance against our operating plan to identify areas of weakness.  Disclosure of specific targets at this precision level could allow our competition to foresee and react to areas where we see growth opportunities, to our detriment.  Additionally, disclosure of historical performance target levels could allow competitors to forecast or extrapolate our business model to future periods and subject us to similar risks. We may also have multi-year strategies that would be harmed by disclosure of historical performance targets.  Distributors and customers could also use disclosure of these specific targets to determine their margins and in turn, seek more favorable contract terms.

We further believe that the disclosure of targets could be misleading and misused by competitors or investors by creating inappropriate expectations as to our ability to meet our internal confidential operating plans.  We do not want investors or competitors to interpret such targets as being in the range of what we believe is likely to be achieved.  By maintaining confidentiality, the Compensation Committee and/or Board can set corporate performance goals at levels that allow it to challenge management without being concerned that the investing public will be misled due to investors viewing the targets as financial guidance.  If forced to disclose these targets, the Compensation Committee and/or Board may feel pressure to set targets at more easily achievable levels in order to reduce or eliminate the risk of harm to the Company, which would in turn remove a portion of management’s incentive and make it significantly more difficult for the Company to reach its desired, but currently unstated, targets.

In addition, the Company’s compensation practices and information are also competitively sensitive, which could be used by a competitor to recruit employees away from us or to retain their own employees by offering similar incentives. If we were required to disclose the specific targets, the Company’s competitors would know precisely how such targets would affect the Company’s executives’ overall compensation.

After consideration of the specific facts and circumstances outlined above, we concluded that the disclosure of the targets on both a historical and prospective basis would cause significant competitive harm by revealing confidential and commercially sensitive information around the Company’s expectations and objectives for financial, operational, product and business performance considerations.  We believe this could result in a materially adverse impact on our stock price and negatively affect our stockholders.  We further believe there is sufficient information available through our current disclosures that provide a reasonable range of our targets. The disclosure of specific targets would not result in a better understating of our compensation policies and decisions and would put us at a competitive disadvantage.

We acknowledge that to the extent that it is appropriate to omit specific targets, we are required to provide adequate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  In future filings we will discuss how difficult or likely it will be to achieve the undisclosed target levels, without disclosing information that possesses a reasonable risk of competitive harm.

Securities and Exchange Commission
May 26, 2011

As requested by the Staff, we are providing the following acknowledgements:

-	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
-	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at 916-355-2361.

Sincerely,

/s/ Kathleen E. Redd

Kathleen E. Redd
Vice President, Chief Financial Officer and Secretary

Appendix A

GenCorp Inc.
Tax Provision Misstatement- Quantitative Assessment

Annual Impact of Misstatement on Period Presented- $s in millions
	YE 2010	YE 2009	YE 2008
Income tax (benefit) provision - as reported	(3.9)	(17.6)	0.9
Impact if out-of-period adjustments had been recorded in the proper period	1.9	(0.7)	(1.2)
Income tax (benefit) - as if corrected	(2.0)	(18.3)	(0.3)

Income (loss) from continuing operations - as reported	6.0	58.9	(5.1)
Impact if out-of-period adjustments had been recorded in the proper period	(1.9)	0.7	1.2
Income (loss) from continuing operations - as if corrected	4.1	59.6	(3.9)

Net income (loss) - as reported	6.8	52.2	(5.2)
Impact if out-of-period adjustments had been recorded in the proper period	(1.9)	0.7	1.2
Net income (loss) - as if corrected	4.9	52.9	(4.0)

Quarterly Impact of Misstatement on Period Presented- $s in millions
	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009	Q4 2008
Income tax provision (benefit) - as reported	1.3	0.5	(9.9)	4.2	2.1	(0.7)	1.5	(20.5)	0.5
Impact if out-of-period adjustments had been recorded in the proper period	-	0.7	2.9	(1.7)	(0.1)	(0.4)	(0.2)	-	(1.2)
Income tax provision (benefit) - as if corrected	1.3	1.2	(7.0)	2.5	2.0	(1.1)	1.3	(20.5)	(0.7)

(Loss) income from continuing operations - as reported	(0.5)	3.5	12.9	(9.9)	14.3	10.8	10.6	23.2	(7.3)
Impact if out-of-period adjustments had been recorded in the proper period	-	(0.7)	(2.9)	1.7	0.1	0.4	0.2	-	1.2
Income (loss) from continuing operations - as if corrected	(0.5)	2.8	10.0	(8.2)	14.4	11.2	10.8	23.2	(6.1)

Net (loss) income - as reported	(0.6)	2.8	13.5	(8.9)	13.3	10.3	9.2	19.4	(7.3)
Impact if out-of-period adjustments had been recorded in the proper period	-	(0.7)	(2.9)	1.7	0.1	0.4	0.2	-	1.2
Net (loss) income - as if corrected	(0.6)	2.1	10.6	(7.2)	13.4	10.7	9.4	19.4	(6.1)